UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:	000-22400
CUSIP Number:	862700101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STRATEGIC DIAGNOSTICS INC.
Full Name of Registrant

Former Name if Applicable

111 PENCADER DRIVE
Address of Principal Executive Office (Street and Number)

NEWARK, DELAWARE 19702
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Strategic Diagnostics Inc. (“SDIX”) has experienced delays in completing the preparation of its Annual Report on Form 10-K for the year ended December 31, 2012 as it finalizes its financial statements, Management’s Discussion and Analysis of Financial Condition and Results and other information to be included therein .  For this reason, the filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense.  SDIX expects to file the subject Form 10-K as soon as reasonably practicable and in any event by the fifteenth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kevin J. Bratton	(302)	456-6789
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

STRATEGIC DIAGNOSTICS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2013	By	/s/ Kevin J. Bratton
Kevin J. Bratton
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Strategic Diagnostics Inc.
Additional Information in Response to Part IV Item (3)

The Company expects its financial statements for the year ended December 31, 2012 to reflect changes in operating results as compared to the year ended December 31, 2011 including, but not limited to, the following: Revenues for the year ended December 31, 2012 were approximately 9% lower than revenues for 2011. The decrease in revenues was partially offset by lower operating expenses in 2012 as compared to 2011. The Company expects diluted loss per share from continuing operations for the year ended December 31, 2012 to be approximately $0.35 as compared to $0.33 for 2011.

Due to the sale of the Company's Food Safety and AG assets during the fourth quarter of 2012, the Company expects to report income from discontinued operations of approximately $11.5 million, or $0.56 per diluted share, for 2012 as compared to approximately $6.5 million, or $0.32 per diluted share, for 2011.